UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2009.

Commission File Number 0-26046

China Natural Resources, Inc.

(Translation of registrant's name into English)

Room 2205, West Tower, Shun Tak Centre,

200 Connaught Road Central, Sheung Wan, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files of will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☑  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12b3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑.

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12b3-2(b): 82-_________.

Disposition of Assets

On September 29, 2009, China Natural Resources (the “Company”) completed the disposition of its 60% equity interest in Mark Faith Technology Development Limited (“Mark Faith”) to Joysight Limited (“Joysight”), for a purchase price of US$21,000,000. The disposition is governed by the terms and conditions of an “Agreement for the Sale and Purchase of the Shares of Mark Faith Technology Development Limited” entered into at the time of closing. Prior to the disposition, Joysight, an unrelated third party, was the owner of the 40% equity interest in Mark Faith that was not owned by the Company.

The purchase price is evidenced by an unsecured promissory note executed and delivered by Joysight which bears interest at the rate of 5% per annum and matures on February 26, 2010, at which time the purchase price, plus accrued interest, is payable to the Company.

Mark Faith, through its wholly owned subsidiary, Bayannaoer City Feishang Copper Company Limited, engages in the smelting and refining of copper in Inner Mongolia, the PRC.

On October 6, 2009, the Company disseminated a press release relating to the foregoing. A copy of the press release is furnished herewith. The press release shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, and is not incorporated by reference into any filing of the Company, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

Exhibits

10.1

Sale and Purchase Agreement dated September 29, 2009

99.1

Press Release dated October 6, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA NATURAL RESOURCES, INC.

Date:  October 6, 2009

By:	/s/ Li Feilie
Li Feilie
Chairman and Chief Executive Officer